UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

      ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                No  ☒

ALON HOLDINGS ANNOUNCES EXTENSION OF DIRECTORS’ AND OFFICERS' LIABILITY INSURANCE POLICY COVERING THE COMPANY AND ITS AFFILIATES

ROSH HAAYIN, Israel, March 22, 2013 – Alon Holdings Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: "the Company") announced today that the Audit Committee and Board of Directors of the Company approved the extension of the directors' and officers' liability insurance policy acquired by Alon Israel Oil Company Ltd. (the “Original D&O Policy”), covering the Company and affiliated entities, including its subsidiaries, Blue Square Real Estate Ltd. and its subsidiaries (“BSRE”), Dor Alon Energy in Israel (1988) Ltd. and its subsidiaries (“Dor Alon”), and, the Company's indirect controlling shareholder, Alon Israel Oil Company Ltd. and its subsidiaries in Israel (“Alon”) (collectively, the “Group”), for the period from January 1, 2013 through December 31, 2013 (the "Policy"). The Policy was approved within the framework approved by the General Meeting of the Company on March 23, 2011.

The Policy would cover a total liability of US $50 million (for each claim and in the aggregate) for the Company, including legal fees, and US $30 million (for each claim and in the aggregate), including legal fees, for each of the other members of the Group, excluding the Company, provided that in any event the maximum aggregate coverage of liability for the entire Group would be US $50 million. For claims filed in Israel, in the event the amount of a loss, including defense costs, exceeds the aggregate limit of liability for such loss, the Policy will cover defense costs up to an additional amount of 20% of the aggregate limit of liability for such loss.

The premium to be paid by the Group with respect to the Policy is a total of approximately US $162,000, of which the Company (not including BSRE and Dor Alon) will pay approximately $80,940 (50% of the premium). The amounts represent an approximately 7.5% decrease compared to the premium paid for 2012.

The Original D&O Policy will apply to directors and officers who will serve in such capacities for the Company and the Group from time to time, including those who may be controlling parties or their family.

According to section 1c of the Israeli Companies Law Regulations (Reliefs Regarding Transaction with Interested Parties), 5760-2000, in the event that one or more shareholders, holding at least 1% of the issued share capital or the total voting rights in the Company, oppose this relief by written notice no later than 14 days following this report, the approval of the General Meeting will be required for the Policy.

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Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") is the leading retail company in the State of Israel and operates in five reporting segments: In its supermarket segment, Alon Holdings, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 213 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Commercial and Fueling Sites segment, through its 78.43% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores. Dor Alon operates a chain of 202 petrol stations and 210 convenience stores in different formats in Israel. In its Real Estate segment, Alon Holdings, through its TASE traded 78.22% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects. In other segments, Alon Holdings through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issue and clearance of YOU credit cards to the customer club members of the group.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

	By:	/s/ Ortal Klein

March 22, 2013	Ortal Klein, Adv. Corporate Secretary

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